SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                             _________________
                              AMENDMENT NO. 3
                                     TO
                               SCHEDULE 14D-9
                    (WITH RESPECT TO THE TENDER OFFER BY
                       THE SHERWIN-WILLIAMS COMPANY)

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                              GROW GROUP, INC.
                         (Name of Subject Company)

                              GROW GROUP, INC.
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
                       (Title of Class of Securities)

                                399820 10 9
                   (CUSIP Number of Class of Securities)

                             Lloyd Frank, Esq.
                                 Secretary
                              Grow Group, Inc.
                              200 Park Avenue
                           New York, N.Y.  10166
                               (212) 599-4400

     (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                              With a Copy to:

                          Daniel E. Stoller, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                           New York, N.Y.  10022
                               (212) 735-3000



          This Amendment supplements and amends as Amendment No. 3 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on May 16, 1995 (the "Sherwin-Williams Schedule 14D-9"), by Grow Group, Inc., a New York corporation (the "Company"), relating to the tender offer by GGI Acquisition, Inc., a New York corporation ("GGI") and a wholly owned subsidiary of The Sherwin-Williams Company, an Ohio corporation ("Sherwin-Williams"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 8, 1995, to purchase all outstanding shares of common stock, par value $0.10 per share
     (the "Common Stock" or the "Shares"), of the Company at a price of $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 8, 1995, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Sherwin-Williams Schedule 14D-9.

     ITEM 3.   IDENTITY AND BACKGROUND.

          Item 3(b) of the Sherwin-Williams Schedule 14D-9 is hereby amended and supplemented by adding the following information:

          THE AMENDED ICI MERGER AGREEMENT.

          On May 21, 1995, the Company, ICI and GDEN executed
     Amendment No. 1 to the ICI Merger Agreement ("Amendment No. 1 to the ICI Merger Agreement") which provides, among other things, (i) that ICI will cause GDEN to amend and supplement the GDEN Offer to Purchase to, among other things, increase the price being offered pursuant to the ICI Offer from $18.10 to $22.00 per share (the "Amended ICI Offer"), and (ii) that the Company has agreed to pay to ICI a $16,000,000 "break-up" fee, in addition to the $8,000,000 break-up fee provided for in the ICI Merger Agreement, under the circumstances described in the following paragraph. A copy of Amendment No. 1 to the ICI Merger Agreement has been filed as Exhibit 30 hereto and is incorporated herein by reference. The ICI Merger Agreement, as amended by Amendment No.
     1, is herein referred to as the "Amended ICI Merger Agreement."

          Break-up Fee. In addition to the $8,000,000 fee that the Company has agreed to pay ICI after the occurrence of a Trigger Event (as defined below), the Company has agreed to pay ICI in respect of ICI's expenses and lost opportunity costs an amount in immediately available funds equal to $16,000,000 promptly, but in no event later than two business days, after the occurrence of the events specified below in both clauses (A) and (B):

               (A) a Trigger Event shall have occurred at any time from or after May 21, 1995 and, as a result thereof, the Amended ICI Merger Agreement is terminated; and

               (B) within six months after such termination of the Amended ICI Merger Agreement has occurred, an Acquisition Transaction (as defined below) shall have been consummated with any Person (as defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act) other than ICI or a subsidiary or other Affiliate (as defined in Rule 12b-2 under the Exchange Act) of ICI.

          The term "Acquisition Transaction" means (i) a merger or consolidation, or any similar business combination transaction, involving the Company; (ii) a purchase, lease or acquisition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole; or (iii) the purchase or acquisition by any Person of securities representing more than 50% of the then outstanding Shares.

          The occurrence of any of the following events shall constitute a "Trigger Event":

               (i) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal (as defined in the ICI Merger Agreement) other than the transactions contemplated by the ICI Merger Agreement;

               (ii) the Board of Directors of the Company shall have withdrawn or materially modified its approval or recommendation of the Amended ICI Offer or the Amended ICI Merger Agreement other than as a result of ICI's breach of the Amended ICI Merger Agreement; or

               (iii) any person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than ICI or any of its affiliates) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least 25% of any class or series of capital stock of the Company (including the Shares), or shall have acquired, directly or indirectly, at least 25% of the assets of the Company other than acquisitions of securities for bona fide arbitrage purposes only and other than Corimon or its affiliates; or Corimon and its affiliates shall beneficially own more than 28% of the Shares.

          The 16,000,000 fee referred to above is in addition to, and not in lieu of or offset by, the $8,000,000 fee referred to above and included in the original ICI Merger Agreement.

          CORIMON OPTION AGREEMENT.

          As a result of the increased price offered in the Amended ICI Offer, pursuant to the terms of the Corimon Option Agreement, the Corimon Purchase Price has automatically increased from $17.50 per Share to $21.40 per Share.

          STOCK OPTIONS.

               In connection with the ICI Merger, all outstanding Options will become fully exercisable and vested. Each Option will then be cancelled and the holder of the Option will receive an amount equal to the product of (A) the excess, if any, of $22.00 over the exercise price per Share of each such Option and
     (B) the number of Shares relating to such Option.

               Set forth below is a table indicating the treatment in the ICI Merger of currently outstanding Options held by executive officers and non-employee directors of the Company. For purposes of this table, it has been assumed that outstanding Options will not be exercised.

                                Amounts Payable with respect to Company
                                                Options
                                           in the ICI Merger


                              Number of Options/     Amount Payable upon
                                 Exercise Price    Cancellation of Options
      NON-EMPLOYEE
      DIRECTORS
      Harold G. Bittle  . .    10,000/$14.00              $ 80,000.00
      Tully Plesser . . . .    10,000/$14.00              $ 80,000.00
      Arthur W. Broslat . .    10,000/$12.00              $100,000.00
      Philippe Erard  . . .    10,000/$11.81              $101,900.00
      William H. Turner . .    10,000/$18.13              $ 38,700.00

      EXECUTIVE OFFICERS
      Russell Banks . . . .       423/$10.54              $  4,847.58
                               23,712/$10.54              $271,739.52
                               10,000/$14.75              $ 72,500.00
      Joseph M. Quinn . . .      5,000/$7.25              $ 73,750.00
                                25,000/$9.81              $304,750.00
                               15,000/$14.75              $108,750.00
      John F. Gleason . . .     4,500/$14.75              $ 32,625.00
      Stephen L. Dearborn .    10,000/$14.75              $ 72,500.00
      Lloyd Frank . . . . .     7,875/$10.54              $ 90,247.50
                                4,000/$14.75              $ 29,000.00
      Frank V.Esser . . . .     5,250/$10.54              $ 60,165.00
                                2,000/$14.75              $ 14,500.00
      Henry W. Jones  . . .     3,500/$14.75              $ 25,375.00

     ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

          Item 4 of the Sherwin-Williams Schedule 14D-9 is hereby amended and supplemented by adding the following information:

          (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

          At a meeting held on May 21, 1995, the Board of Directors unanimously determined to modify its position and now recommends that shareholders reject the Sherwin-Williams Offer and not tender their Shares into the Sherman-Williams Offer. Previously, the Board of Directors had expressed no opinion and remained neutral with respect to the Sherwin-Williams Offer. A press release announcing such determination is filed herewith as
     Exhibit 29 and is incorporated herein by reference.

          (B) BACKGROUND; REASONS FOR THE BOARD'S RECOMMENDATION.

          Background. On May 16, 1995, the Company issued a press release announcing that it had been advised by the Federal Trade Commission that ICI had received early termination of the Hart-Scott-Rodino ("HSR") waiting period with respect to the ICI Offer and that Sherwin-Williams would receive early termination of the HSR waiting period with respect to the Sherwin-Williams Offer. Sherwin-Williams received such early termination later that day.

          In the evening of May 16, 1995, the Board of Directors of the Company held a meeting to discuss the status of the competing offers. Representatives of Wertheim Schroder and the Company's legal counsel attended the meeting. At such meeting, the Board determined that in light of the circumstances, it was in the best interests of the Company and its shareholders to institute formal bidding procedures in order to bring an orderly and prompt conclusion to the process. On May 17, 1995, the Company issued a press release announcing that in light of the competing tender offers by ICI and Sherwin-Williams, the Company's Board of Directors instituted a formal bidding process (the "Bidding Process"). Also on May 17, 1995, the Company sent the following letter to ICI and Sherwin-Williams:

                                   May 17, 1995

     Imperial Chemical Industries PLC
     9 Millbank
     London SWIP 3JF
     England
     Attention:  Mr. John Thompson

     The Sherwin-Williams Company
     101 Prospect Avenue, N.W.
     Cleveland, OH  44115-1075
     Attention:  Louis Stellato, Esq.

            Re: Rules and Procedures for Submission of Proposals to Acquire Grow Group, Inc.

     Gentlemen:

          The Board of Directors of Grow Group, Inc. (the "Company" or "Grow") has determined that under current circumstances it is in the best interests of the shareholders of the Company that there be instituted a formal bidding process for the Company.

          The Board of Directors of the Company (the "Board" or "Board of Directors") has further determined that this process must be conducted in a fair, impartial and orderly manner. The interests of Grow's shareholders, employees, and other constituencies can and will be best served by such an approach. The Board of Directors recognizes that the process in which the Company is currently engaged presents certain risks, particularly if the process is unduly prolonged, including disruption to the Company's business and overall uncertainty among the Company's constituencies as to the Company's future. In order to mitigate these risks, the Board of Directors believes that the most prudent course of action is to bring this process to a prompt and orderly close.

          Accordingly, the Board of Directors has established the rules and procedures specified below to provide both Imperial Chemical Industries PLC ("ICI") and The Sherwin-Williams Company ("Sherwin-Williams") with the opportunity to submit improved acquisition proposals to acquire the Company ("Proposals"). The rules and procedures are designed to constitute a single and final round of bidding, and accordingly each of you should submit your best and highest offer.

          The purpose of this letter is to invite each of you to submit Proposals, pursuant to the rules and procedures set forth below. The Board of Directors believes that agreement to such rules and procedures is in the best interests of the Company and its shareholders and, accordingly, submission of a Proposal will constitute for all purposes an agreement to be bound by such rules and procedures. The Board of Directors reserves the right not to consider or recommend any Proposal made by a party who has not agreed to the rules and procedures specified below.

          The following rules and procedures will govern the submission of Proposals:

            1. Proposals should be addressed and delivered in a sealed envelope to the Board of Directors of the Company: c/o Daniel E. Stoller, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, 33rd Floor, New York, New York 10022. Proposals must be received on Sunday, May 21, 1995 by no later than 12:00 Noon, New York time (the "Submission Time"), unless extended by notice to each of you.

            2. Your Proposal must be stated as a single cash amount (expressed in U.S. dollars and cents) per share of Common Stock of the Company (the "Shares") and may not make reference to, be contingent upon, or in any way vary based upon, the terms (including the consideration offered) of the other party's Proposal. The submission of a Proposal will constitute your agreement to be bound by these rules and procedures and will also constitute your agreement that your Proposal is irrevocable until midnight on Tuesday, May 23, 1995. You may not make any Proposal, or modify or amend any pending Proposal, to purchase the Company, except in accordance with these rules and procedures.

            3. Until the Company has accepted one of the Proposals, the Company will not, except as may be required by law, publicly disclose the terms of either of your Proposals or communicate them to the other of you. The Company reserves the right, however, to discuss any Proposal with the party submitting it. Submission of your Proposal constitutes a representation that you have kept and will keep your Proposal confidential until 9:00 a.m., New York time, on Monday, May 22, 1995 and that you have no knowledge of the other party's Proposal. In addition, each of ICI and Sherwin-Williams agrees that they and their respective representatives will not directly or indirectly contact or communicate with the other or the other's representatives concerning their or the other party's Proposal or the submission of any Proposal. By submitting a Proposal, ICI agrees to waive the Company's notice obligation contained in Section 6.04 of the Agreement and Plan of Merger, dated as of April 30, 1995, by and among the Company, ICI and GDEN Corporation (the "ICI Merger Agreement") with respect to any Proposal submitted by Sherwin-Williams.

            4. Not later than 10:00 a.m. on Thursday, May 18, 1995, the Company will deliver to both of your respective counsels copies of (i) a form of amendment to the ICI Merger Agreement (the "ICI Form of Amendment") and (ii) a form of Agreement and Plan of Merger among Sherwin-Williams, GGI Acquisition, Inc., a wholly-owned subsidiary of Sherwin-Williams ("GGI"), and the Company, together with disclosure schedules (the "Sherwin-Williams Form of Merger Agreement"). ICI's Proposal shall be accompanied by an executed copy of the ICI Form of Amendment, executed by ICI and GDEN Corporation, an indirect wholly-owned subsidiary of ICI. Sherwin-Williams' Proposal shall be accompanied by an executed copy of the Sherwin-Williams Form of Merger Agreement. The extent and nature of any changes proposed by ICI to the ICI Form of Amendment or proposed by Sherwin-Williams to the Sherwin-Williams Form of Merger Agreement will be taken into consideration by the Board of Directors. If either party makes changes to the form of agreement furnished by the Company, the executed agreement shall be accompanied by a marked copy which shows any such changes.

            5. The Sherwin-Williams Form of Merger Agreement will contain a provision identical to the provisions of Section 11.04(b) of the ICI Merger Agreement. Both the Sherwin-Williams Form of Merger Agreement and the ICI Form of Amendment will include a provision in the form of Appendix A hereto, which provides for the payment of an additional fee of $16 million, under circumstances specified therein, if an Acquisition Transaction (as defined therein) has been consummated within six months of termination of the applicable merger agreement with ICI or Sherwin-Williams, as the case may be.

            6. It is the intention of the Board of Directors that the winning Proposal will be accepted as promptly as practicable after 12 Noon, New York time, on Sunday, May 21, 1995. It is requested that each of you and your financial and legal advisors be available commencing at 12 Noon, New York time, on Sunday, May 21, 1995 and continuing through 9:00 a.m., New York time, on Monday, May 22, 1995.

            7. As soon as practicable following the Submission Time, the Board of Directors, with the advice and assistance of its financial and legal advisors, will evaluate the Proposals. The Board intends to accept the Proposal which it determines in its reasonable good faith judgment is the best value reasonably obtainable for the shareholders of the Company. A Proposal will be accepted only by countersignature by the Company on the ICI Form of Amendment or the Sherwin-Williams Form of Merger Agreement, as the case may be.

            8. The party whose Proposal is not accepted agrees to immediately terminate its pending tender offer to acquire Shares and to not purchase or offer to purchase any Shares following the Submission Time.

            9. Representatives of the Company and its financial and legal advisors are prepared to meet with either of you or your respective legal and financial advisors to discuss these rules and procedures and to discuss the provisions of the ICI Form of Amendment and the Sherwin-Williams Form of Merger Agreement.

            10. The Board of Directors reserves the right, in its sole discretion, consistent with its fiduciary duties and without stating a reason therefor, to modify or terminate any or all of the rules and procedures set forth in this letter. If the Board of Directors modifies these rules and procedures, it intends promptly to notify both of you orally, with subsequent confirmation in writing.

                                        Very truly yours,

                                        ON BEHALF OF THE
                                        BOARD OF DIRECTORS OF
                                        GROW GROUP, INC.

                                        By: /s/  Russell Banks
                                             Russell Banks

     cc:  Paul R. Kingsley, Esq.
          Davis, Polk & Wardwell
          (Counsel to Imperial Chemical Industries PLC)


          John A. Healy, Esq.
          Rogers & Wells
          (Counsel to The Sherwin-Williams Company)

                                                            Appendix A

            The Company agrees to pay Buyer in respect of Buyer's expenses and lost opportunity costs an amount in immediately available funds equal to $16,000,000 promptly, but in no event later than two business days, after the occurrence of the events specified below in both clauses (A) and (B):

            (A) A Trigger Event within the meaning of and as specified in Section 11.04(b) of this Agreement shall have occurred at any time from or after the date hereof and, as a result thereof, this Agreement is terminated, and (B) within six months after such termination of this Agreement has occurred, an Acquisition Transaction shall have been consummated with any Person (as defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act) other than Parent or a subsidiary or other Affiliate (as defined in Rule 12b-2 under the Exchange Act) of Parent.

            For purposes of this Section, "Acquisition Transaction" shall mean (i) a merger or consolidation, or any similar business combination transaction, involving the Company; (ii) a purchase, lease or acquisition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole; or (iii) the purchase or acquisition by any Person of securities representing more than 50% of the then outstanding Shares.

          On May 18, 1995, the Company issued a press release announcing that a Justice of the Supreme Court of the State of New York, after a hearing which occurred on May 18, 1995, rejected Sherwin-Williams' motion, in connection with the Sherwin-Williams New York Action, to grant a temporary restraining order to prevent the Company from conducting the Bidding Process.

          In the evening of May 18, 1995, the Board of Directors met to review and discuss the Bidding Process, including written comments received from Sherwin-Williams' counsel, and the developments that had occurred since the Board meeting held on May 16, 1995. After giving full consideration to Sherwin-Williams' comments, the Board determined to make no changes to the Bidding Process at such time.

          Shortly before the noon bidding deadline on May 21, 1995, ICI submitted its $22.00 per Share bid.

          Shortly before the noon bidding deadline on May 21, 1995, Sherwin-Williams delivered the following letter (the "Sherwin-Williams May 21 Letter") setting forth its $20.00 per Share bid:

                                   May 21, 1995

     BY HAND DELIVERY

     Board of Directors
     Grow Group, Inc.
     200 Park Avenue
     New York, NY  10166

     Dear Sirs:

            As you know, Sherwin-Williams has serious concerns with the auction procedures outlined in Daniel Stoller's May 17 letter. Sherwin-Williams strongly believes that an open, multiple round bidding process is the most effective means of ensuring that Grow's stockholders receive the highest value for their Grow stock.

            On May 8, 1995, Sherwin-Williams commenced a cash tender offer at a price of $19.50 per share of Grow common stock. As of the time we are submitting this letter to you, the Sherwin-Williams bid is the highest offer by a substantial margin being presented to Grow's stockholders. Nonetheless, because Sherwin-Williams wishes to be constructive in your effort to bring the auction process to a swift conclusion, by means of this letter and the enclosed merger agreement Sherwin-Williams hereby offers to purchase all of the outstanding shares of Grow's common stock at a price of $20.00 per share in cash.

            Sherwin-Williams is prepared to respond promptly to a higher bid submitted by ICI. Accordingly, in order for you to obtain the best value for your stockholders, it is essential that Sherwin-Williams be given an opportunity to participate further in an ongoing bidding process. Thus, we expect you will promptly advise us of any ICI proposal that is equal to or in excess of our offer in order to permit us the opportunity to respond quickly to any proposal ICI may make, and we request that you do so.

            Enclosed with this letter are two originally executed copies of an Agreement and Plan of Merger in the same form as the "Sherwin-Williams Form of Merger Agreement" that Mr. Stoller delivered to our counsel on May 18, 1995 reflecting our $20.00 cash offer.

            We urge you not to enter into any binding agreement with ICI or any other party, particularly one containing a break-up fee or other provisions that could prevent your stockholders from receiving maximum value for their shares, without first giving us the opportunity to make a better bid.

            This letter is not intended to, and does not, conform to the bidding procedures set forth in Mr. Stoller's May 17 letter. Sherwin-Williams expressly reserves the right to submit this bid and any further bids which do not conform to such procedures. We do not agree to be bound by any of the limitations purportedly imposed under those procedures, including the purported requirement to accept any determination of Grow's Board as to the manner of bidding, the Grow Board's determination of the "winning" bid, or the purported requirement that the "losing" bidder withdraw its tender offer and not make any further offer.

            We look forward to hearing from you as soon as possible. You can contact me at any time through Rogers & Wells at 878-8281.

                                   Sincerely,


                                   Conway G. Ivy

          Starting in the afternoon of May 21, 1995, the Company's Board of Directors met to consider the Amended ICI Offer of $22.00 per Share and Sherwin-Williams' revised offer of $20.00 per Share, each of which was submitted in response to Grow's May 17, 1995 letter to ICI and Sherwin-Williams pertaining to the submission of bids. The terms of the proposals submitted by ICI and Sherwin-Williams were presented to and reviewed by the Company's Board of Directors. Wertheim Schroder and legal
     counsel made presentations to the Board of Directors.   The full
     Board discussed the proposals made by ICI and Sherwin-Williams.

          After discussion and further analysis, the Company's Board of Directors, for the reasons described below, unanimously determined to modify its prior neutral recommendation with respect to the Sherwin-Williams Offer and is now recommending that shareholders reject the Sherwin-Williams Offer and not tender their Shares pursuant to the Sherwin-Williams Offer. The Board also determined to approve the Amended ICI Merger Agreement and to recommend that shareholders accept the Amended ICI Offer.

            Immediately following the May 21, 1995 Board meeting, the Company executed the Amended ICI Merger Agreement, which had been submitted with ICI's bid.

          Reasons for the Board's Recommendation; Factors Considered by the Board. In recommending that shareholders reject the Sherwin-Williams Offer and not tender their Shares pursuant to the Sherwin-Williams Offer, the Board of Directors considered a number of factors including:

          1. the fact that in the Bidding Process ICI has offered the Company's shareholders consideration in the amount of $22.00 per Share in the Amended ICI Offer while Sherwin-Williams has proposed to pay $20.00 per Share;

          2. the fact that both Sherwin-Williams and ICI had a fair and ample opportunity to submit bids in the Bidding Process, which was conducted in a fair, equitable and even-handed manner and, based on the advice of the Company's financial advisor, was designed to maximize shareholder value;

          3. the fact that the Company had advised both parties that the Bidding Process was designed as a single and final round of bidding and that the Company urged both ICI and Sherwin-Williams to submit their best and highest offer in the Bidding Process;

          4. the fact that Sherwin-Williams had been given ample opportunity to conduct a due diligence review of the Company which would allow Sherwin-Williams to submit its best and highest offer to acquire the Company;

          5. the Board's concern about the significant uncertainties and substantial expenses created by the competing offers and the Board's conclusion that it was in the best interest of the Company, its shareholders and other constituencies to bring the Bidding Process to a prompt and orderly conclusion;

          6. the position of Sherwin-Williams set forth in the Sherwin-Williams May 21 Letter;

          7. the fact that the Amended ICI Merger Agreement provides that the Company is obligated, under the circumstances described in such agreement, to pay to ICI an additional "break-up" fee of $16 million (in addition to the $8 million "break-up" fee which had already been provided for in the ICI Merger Agreement prior to being amended), and that while such provision would make it more expensive for a third party to bid for the Company, it does not preclude Sherwin-Williams or any other third party from making further bids; and

          8. the Board of Directors' familiarity with the business of the Company, its prospects, financial condition, results of operations, employees, customer base, current business strategy and industry position.

          The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

     ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

          On May 11, 1995, the Company received a telephone call from the New York State Attorney General's Office requesting that the Company furnish the Attorney General's Office with copies of certain of the Company's public filings with the SEC since June 30, 1994 and copies of press releases relating to material corporate developments issued by the Company between June 30, 1994 and January 1995. The Company complied with such request for information.

     ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit No.

     28     Letter to Shareholders of the Company, dated May 22, 1995.

     29     Press Release, dated May 22, 1995, issued by the Company.

     30 Amendment No. 1 to the Agreement and Plan of Merger, dated as of May 21, 1995, among the Company, ICI and GDEN.

     31     Letter, dated May 21, 1995, from Sherwin-Williams to the
            Company.

     32     Letter, dated May 21, 1995, from ICI and GDEN to the
            Company.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May  22, 1995
                                        GROW GROUP, INC.

                                        By /s/ Lloyd Frank
                                        Title:  Secretary



                               EXHIBIT INDEX

     Exhibit
     Number
             Description

     28     Letter to Shareholders of the Company, dated May 22, 1995.

     29     Press Release, dated May 22, 1995, issued by the Company.

     30 Amendment No. 1 to the Agreement and Plan of Merger, dated as of May 21, 1995, among the Company, ICI and GDEN.

     31     Letter, dated May 21, 1995, from Sherwin-Williams to the
            Company.

     32     Letter, dated May 21, 1995, from ICI and GDEN to the
            Company.